Exhibit 99

March 29, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Change in Senior Management Personnel

We wish to inform you that based on the recommendation of the Nomination & Remuneration Committee, the Board of Directors of the Bank, at its meeting held on March 28, 2024, has approved the appointment of Mr. Sumant Rampal as Group Head- Mortgage Business with effect from March 28, 2024 in place of Mr. Arvind Kapil.

A brief profile of Mr. Rampal is attached herewith as Annexure-I.

The Board meeting commenced at 2:30 p.m. and concluded at 9:00 p.m.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary

Annexure I

Brief Profile of Mr. Sumant Rampal

Mr. Sumant Rampal has been with the Bank for over 24 years and during his tenure he has worked in various business domains such as Corporate Banking, Emerging Corporate Group and Business Banking vertical.

Prior to the new role, Mr. Rampal was the Group Head-Business Banking Working Capital, Rural Banking Group and Sustainability Livelihood Initiative. Under his leadership, HDFC Bank was acknowledged as the Best SME Bank by SIDBI in FY 2019-20, by Asiamoney and Euromoney in FY 2021-22 and by Asiamoney in 2022-23. He contributed significantly in his role, scaling up the business and delivering on various digital initiatives.

Mr. Rampal completed his post-graduation from the Symbiosis Institute of International Business in 1997.